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                          November 12, 2021

       Yalonda Howze
       General Counsel
       Codiak BioSciences, Inc.
       35 Cambridge Park Drive, Suite 500
       Cambridge, MA 02140

                                                        Re: Codiak BioSciences,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed November 4,
2021
                                                            File No. 333-260781

       Dear Ms. Howze:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Megan Gates